Exhibit 12.1
DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	As of or for the Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings available to cover fixed charges:
Income before income taxes and non-controlling interests	$(501)	$(407)	$37	$(310)	$(2,291)
Less:
Undistributed earnings of equity method investments	(62)	(26)	(30)	(24)	28
Interest on taxes	(1)	(1)	(2)	2	3
Plus:
Distributed earnings of equity method investments	43	21	26	10	5
Fixed charges	593	730	672	659	743
Earnings available to cover fixed charges	198	371	767	381	(1,574)

Fixed charges (a)
Interest, including amortization of deferred financing costs	538	673	613	595	670
Interest portion of rental payments	55	58	59	64	73
Total fixed charges	$593	$731	$672	$659	$743
Ratio of earnings to fixed charges (b)	—	—	1.1x	—	—
_______________

(a)
Consists of interest expense on all indebtedness and the portion of operating lease rental expense that is representative of the interest factor. Included in interest expense above is interest incurred related to the Company's secured obligations. Interest related to these securitization obligations are recorded within net revenues on the consolidated and combined statements of operations as the related borrowings are utilized to fund advances within our relocation business where interest is earned on such advances. The interest related to these securitization obligations was $9 million, $6 million, $7 million, $12 million and $46 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008.

(b)
Our earnings were insufficient to cover fixed charges by approximately $395 million for the year ended December 31, 2012, $360 million for the year ended December 31, 2011, $278 million for the year ended December 31, 2009, and approximately $2,317 million for the year ended December 31, 2008.